UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Requests Review of NYSE Regulation’s Decision to Suspend Trading and Commence Delisting Procedures

We, LDK Solar Co., Ltd., in provisional liquidation, and our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced that we have requested a review of the decision made on March 31, 2014 by the staff of NYSE Regulation, Inc. (“NYSE Regulation”) to suspend trading of the our American depositary shares (“ADSs”) on the New York Stock Exchange (the “NYSE”) and to commence delisting proceedings. A date has now been set for June 26, 2014 for a hearing before a Committee of the Board of Directors of NYSE Regulation (the “Committee”). There is no assurance that the NYSE Regulation decision will be overturned in connection with the review process.

In our hearing request, we made several arguments why we should remain listed, including that a listing decision should not be made until we complete our on-going restructuring efforts. We also disclosed certain financial information to the NYSE relating to our fourth quarter ended December 31, 2013 based on our unaudited management accounts, subject to adjustments and finalization, as follows:

“For the third fiscal quarter ended September 30, 2013 and the fourth fiscal quarter ended December 31, 2013, we recorded 36.5% and 74.4%, respectively, in sequential revenue growth on a quarter-by-quarter basis, and a sequential reduction in net losses of 30.2% and 22.0%, respectively, on a quarter-by-quarter basis, primarily due to increased demand for our products from domestic and international solar markets. More specifically, we recorded net sales of $273.1 million for the fourth quarter, as compared to $156.6 million and $114.7 million for the third and second quarters of fiscal 2013, respectively, and a net loss of $104.1 million for the fourth quarter, as compared to $127.0 million and $165.3 million in net losses, respectively, for the third and second quarters of fiscal 2013.”

Our ADSs are currently trading on the OTCQB market under the symbol “LDKSY” while trading is suspended on the NYSE. No action will be taken by NYSE Regulation to delist our securities from the NYSE pending the outcome of the hearing, while trading on the NYSE will remain suspended until the Committee issues its decision.

Our press releases issued on April 16 and April 17, 2014 are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: April 17, 2014

Exhibit 99.3

LDK Solar Requests Review of NYSE Regulation’s Decision

to Suspend Trading and Commence Delisting Procedures

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., April 16, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that LDK Solar has requested a review of the decision made on March 31, 2014 by the staff of NYSE Regulation, Inc. (“NYSE Regulation”) to suspend trading of the Company’s American depositary shares (“ADSs”) on the New York Stock Exchange (the “NYSE”) and to commence delisting proceedings. A date will now be set for a hearing before a Committee of the Board of Directors of NYSE Regulation (the “Committee”).

In its hearing request, LDK Solar made several arguments why LDK Solar should remain listed, including that a listing decision should not be made until LDK Solar completes its on-going restructuring efforts.

LDK Solar will provide a further update following receipt of the Committee’s final decision, which is expected within the next 60-120 days.

The Company’s ADSs are currently trading on the OTCQB market under the symbol “LDKSY” while trading is suspended on the NYSE. No action will be taken by NYSE Regulation to delist the Company’s securities from the NYSE pending the outcome of the hearing, while trading on the NYSE will remain suspended until the Committee issues its decision.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections about LDK Solar and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar	Executive VP and CFO
lisa@blueshirtgroup.com	LDK Solar Co., Ltd.
+1-415-217-4967	IR@ldksolar.com

Provisional Liquidators

Tammy Fu	Eleanor Fisher
Zolfo Cooper (Cayman) Limited	Zolfo Cooper (Cayman) Limited
Cayman Islands	Cayman Islands

LDKenquiries@zolfocooper.ky
+1-345-946-00811

Financial Advisor to Company (in provisional liquidation)

Augusto King	Steven Strom	Richard Klein
Jefferies LLC	Jefferies LLC	Jefferies LLC
aking@Jefferies.com	sstrom@Jefferies.com	rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht	Timothy Li	Guy Manning	Mark Goodman
Sidley Austin	Sidley Austin	Campbells	Campbells
talbrecht@sidley.com	htli@sidley.com	gmanning@campbells.com.ky	mgoodman@campbells.com.ky

Financial Advisor to Senior Notes Holders	Legal Advisor to Senior Notes Holders

Brandon Gale	Daniel Anderson
Houlihan Lokey	Ropes & Gray
bgale@hl.com	daniel.anderson@ropesgray.com

Exhibit 99.4

LDK Solar Provides Additional Information on its Request for Review of NYSE Regulation’s Decision

to Suspend Trading and Commence Delisting Procedures

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., April 17, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today provided additional information on its request for a review of the decision made on March 31, 2014 by the staff of NYSE Regulation, Inc. (“NYSE Regulation”) to suspend trading of the Company’s American depositary shares (“ADSs”) on the New York Stock Exchange (the “NYSE”) and to commence delisting proceedings. A date has now been set for June 26, 2014 for a review hearing before a Committee of the Board of Directors of NYSE Regulation (the “Committee”). There is no assurance that the NYSE Regulation decision will be overturned in connection with the review process.

In its hearing request, LDK Solar also disclosed certain financial information to the NYSE relating to its fourth quarter ended December 31, 2013 based on the Company’s unaudited management accounts, subject to adjustments and finalization, as follows:

“For the third fiscal quarter ended September 30, 2013 and the fourth fiscal quarter ended December 31, 2013, the Company recorded 36.5% and 74.4%, respectively, in sequential revenue growth on a quarter-by-quarter basis, and a sequential reduction in net losses of 30.2% and 22.0%, respectively, on a quarter-by-quarter basis, primarily due to increased demand for the Company’s products from domestic and international solar markets. More specifically, the Company recorded net sales of $273.1 million for the fourth quarter, as compared to $156.6 million and $114.7 million for the third and second quarters of fiscal 2013, respectively, and a net loss of $104.1 million for the fourth quarter, as compared to $127.0 million and $165.3 million in net losses, respectively, for the third and second quarters of fiscal 2013.”

As disclosed earlier, the Company’s ADSs are currently trading on the OTCQB market under the symbol “LDKSY” while trading is suspended on the NYSE.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, uncertainties relating to the ability of Company to successfully appeal the decision of NYSE Regulation regarding the Company’s continued listing status and the timing of any such final decision by the Committee, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar	Executive VP and CFO
lisa@blueshirtgroup.com	LDK Solar Co., Ltd.
+1-415-217-4967	IR@ldksolar.com

Provisional Liquidators

Tammy Fu	Eleanor Fisher
Zolfo Cooper (Cayman) Limited	Zolfo Cooper (Cayman) Limited
Cayman Islands	Cayman Islands

LDKenquiries@zolfocooper.ky
+1-345-946-00811

Financial Advisor to Company (in provisional liquidation)

Augusto King	Steven Strom	Richard Klein
Jefferies LLC	Jefferies LLC	Jefferies LLC
aking@Jefferies.com	sstrom@Jefferies.com	rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht	Timothy Li	Guy Manning	Mark Goodman
Sidley Austin	Sidley Austin	Campbells	Campbells
talbrecht@sidley.com	htli@sidley.com	gmanning@campbells.com.ky	mgoodman@campbells.com.ky

Financial Advisor to Senior Notes Holders	Legal Advisor to Senior Notes Holders

Brandon Gale	Daniel Anderson
Houlihan Lokey	Ropes & Gray
bgale@hl.com	daniel.anderson@ropesgray.com